Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 001-37764),

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 001-37764)

On July 11, 2016, Thomas Carson, Rovi’s Chief Executive Officer, sent the following email to all Rovi employees.

From: Tom Carson

Send: July 11, 2016

To: ## All-Rovi

Subject: Important Regulatory Milestone Reached!

Dear Team,

As I mentioned in my last update, the integration planning team is making good progress across work streams, and I am pleased to announce that we have reached a significant milestone in the process. The Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice have completed their antitrust reviews of the deal, which means we are able to move forward with the remaining steps in the acquisition process. More details are included in this press release.

I want to recognize and thank everyone who contributed to this effort, particularly those teams that supported Pam, Sean and Samir in this lengthy process as the amount of work to complete these filings has been substantial.

The deal, which is still expected to close later this quarter, must be approved by stockholders of both Rovi and TiVo. We must also move through a number of steps and customary closing conditions before we reach Day 1. As a reminder, Rovi and TiVo will operate as two separate companies until the transaction is completed.

As we approach close, we will continue to share updates on key events related to integration planning. We recognize that teams have specific questions about how we’ll operate going forward, and more information will be available once we’ve closed the deal and have had an opportunity to finalize integration details.

For now, I appreciate everyone’s continued focus and contributions to help us deliver during this quarter. You’ll be hearing more from me and other leaders at our next All Hands scheduled for July 28.

Regards,

Tom

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo and expected transaction timing. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) the satisfaction of the closing conditions to the transaction, including the approval of the transaction by Rovi’s and TiVo’s stockholders; and 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015 and Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016 and TiVo’s Quarterly Report on Form10-Q for the period ended April 30, 2016, and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Titan Technologies Corporation. Titan Technologies Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-211874) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction and other documents regarding the proposed transaction described in this document with the Securities and Exchange Commission. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to stockholders of each of Rovi Corporation and TiVo Inc. seeking their approval of the transaction. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Titan Technologies Corporation and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on May 27, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other documents regarding the proposed transaction. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.